                            [DIMENSIONAL LETTERHEAD]

                                  April 1, 2009

Via EDGAR

Ms. Patsy W. Mengiste
Mr. Patrick F. Scott
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0505

         Re:      DFA Investment Dimensions Group Inc.
                  (File Nos. 2-73948 and 811-3258),
                  Dimensional Investment Group Inc.
                  (File Nos. 33-33980 and 811-6067),
                  Dimensional Emerging Markets Value Fund Inc.
                  (File No. 811-7440), and
                  The DFA Investment Trust Company  (File No. 811-7436)
                  Definitive Proxy Solicitation Materials

Dear Ms. Mengiste and Mr. Scott:

     On  behalf  of  the  four  above-referenced   registrants  (together,   the
"Registrants"),  following are the responses to the Staff's comments conveyed on
Tuesday, March 31, 2009 in connection with the preliminary proxy materials filed by the Registrants with the U.S.  Securities and Exchange  Commission (the "SEC"
or the  "Commission")  on March 20, 2009,  pursuant to Rule  14a-6(a)  under the
Securities Exchange Act of 1934 ("Proxy Materials"). The comments are summarized below, followed by the Registrants' responses to the comments. Capitalized terms not otherwise  defined in this letter have the meanings  assigned to them in the
Proxy Materials.

     1. Comment. With regard to Proposal #8, the approval of Investment Advisory
Agreements  for the Feeder  Funds,  which will  apply to the  investment  of the
Feeder  Funds'  excess  cash  and when  the  Feeder  Funds  invest  directly  in securities, disclose the circumstances and extent to which the Feeder Funds will make direct investments in securities.

     Response. As is currently disclosed on page 46 of the Proxy Materials,  the
Feeder Funds intend to invest directly in securities (while continuing to invest in the Feeder Funds' corresponding Master Funds) for cash management purposes to the extent  permitted  by the SEC.  The Advisor  will  invest the Feeder  Funds'
assets not  otherwise  invested in the shares of the Master Funds in  securities and/or derivatives, such as futures and options on futures, which will allow the
Feeder Funds to gain market  exposure with respect to those assets of the Feeder
Funds not invested in their Master Funds,  while still maintaining the liquidity of the  Feeder  Funds'  portfolios  necessary  to meet  shareholder  transaction activity (i.e.,  to manage the purchase and redemption  activities of the Feeder
Funds'   shareholders).   At  this  time,  it  is   anticipated   that,  if  the
implementation of the Investment  Advisory Agreements is approved for the Feeder
Funds,  the Feeder  Funds  will  utilize  the  flexibility  to have the  Advisor supervise the Funds' cash

Securities and Exchange Commission
Attention:  Ms. Patsy W. Mengiste
            Mr. Patrick F. Scott
April 1, 2009

investments  on an as-needed  basis,  which,  for certain  Feeder Funds,  may be daily,  and is  intended  only to be used to manage the assets  retained  by the
Feeder  Funds to manage  anticipated  shareholder  activity.

     2. Comment.  In Exhibit D-1, on page D-1(7),  the proposed Form of Articles of Amendment and Restatement state:

     Issuance  of  Shares.  The  Board of  Directors  shall  have  the  power to authorize  the issuance from time to time of Shares of any Series or Class, whether now or hereafter authorized,  or securities convertible into Shares of any  Series or Class,  whether  now or  hereafter  authorized,  for such consideration as the Board of Directors deems advisable  without any action by the Shareholders.

Under what  circumstances  or conditions will the Board authorize the conversion of the  shares  of a  Series  into  the  Shares  of  another  Series  without  a shareholder vote?

     Response.  While  the  Registrants,  at the  present  time,  do not have an intention to convert one Series into another Series without a shareholder  vote, the Funds do wish to have the  flexibility  that is  available  under  state and federal law to do so in the future.  One possible situation where this may occur in the future would be if the  Registrants  were to create  target date maturity funds, which funds may include automatic  conversion features. A second possible situation would be a merger of two Series of a Registrant to the extent that the
1940 Act or the  rules  thereunder  would  permit  such a merger  in the  future without a shareholder  vote. The Registrants  state that they are mindful of the
1940   Act's   requirements   to  obtain   shareholder   approval,   in  certain
circumstances,  and intend to continue comply with those requirements  following the approval of the Articles of Amendment and Restatement.(1)

     3. Comment.  Also in the Articles,  at Section 5.2(3), the Board is granted the authority to establish minimum investment amounts.(2)

----------------------------

(1)  See page D-2(2) of the Proxy  Materials,  which provide:  "The New Articles provide  that  the  shares  of one  series  or class  may be  automatically converted  into  shares  of  another  series  or  class,  subject  to terms determined  by the  Board,  without a  shareholder  vote  (unless a vote is required by the 1940 Act)." (Emphasis added.)

(2)  Section 5.3. Small  Accounts.  The Board of Directors may  establish,  from time to  time,  one or more  minimum  investment  amounts  for  Shareholder accounts, which may be different for each Series or Class, and which may be different  within  each  Series or Class,  and may impose  account  fees on
     (which may be satisfied by involuntarily  redeeming the requisite number of
     Shares in any such account in the amount of such fee),  and/or  require the involuntary  redemption of, those accounts the net asset value of which for any reason falls below such established  minimum  amounts,  or may take any other  action with respect to minimum  investment  amounts as may be deemed appropriate  by the Board of  Directors,  in each  case upon such  terms as shall be established by the Board of Directors.

Securities and Exchange Commission
Attention:  Ms. Patsy W. Mengiste
            Mr. Patrick F. Scott
April 1, 2009

     Please clarify  whether market  movements  would impact the  application of this provision.

     Response.  The  Registrants  are  mindful  of their  obligations  under the federal  securities  laws to  inform  shareholders  in the  Funds'  registration statements  of the  circumstances  under which the Funds  intend to redeem small accounts,(3)  and will comply with relevant SEC guidance that permits  automatic redemptions.(4)

     The Registrants acknowledge that: (i) they are responsible for the adequacy of the disclosure in the proxy  solicitation  materials;  (ii) Staff comments on the  preliminary  proxy  solicitation  materials,  or changes to the preliminary proxy  solicitation  materials  in response to Staff  comments  thereto,  all as reflected in the definitive proxy solicitation  materials,  do not foreclose the
Commission  from  taking  any  action  with  respect  to the proxy  solicitation materials;  and (iii) the Registrants may not assert Staff comments as a defense in any proceeding  initiated by the Commission under the federal securities laws of the United States.

     Please do not hesitate to contact Mark A. Sheehan at (215) 564-8027, or, in his  absence,  Jana L.  Cresswell,  Esquire at (215)  564-8048,  if you have any questions or wish to discuss any of the responses presented above.

                                 Very truly yours,

                                 /s/ Catherine L. Newell
                                 Catherine L. Newell
                                 Vice President and Secretary
                                 DFA Investment Dimensions Group Inc.
                                 Dimensional Investment Group Inc.
                                 Dimensional Emerging Markets Value Fund Inc.
                                 The DFA Investment Trust Company

----------------------------

(3)  See the February 28, 2009  prospectus of DFA  Investment  Dimensions  Group
     Inc. and  Dimensional  Investment  Group Inc., at page 97:  "Redemption  of
     Small Accounts With respect to each Portfolio,  the Funds reserve the right to redeem an account if the value of the shares in a specific  Portfolio is
     $500 or less because of redemptions."

(4)  See Axe-Houghton  Income Fund, Inc., 1981 SEC No-Act.  LEXIS 3317 (Mar. 19,
     1981) and Investment Co. Inst., 1975 SEC No-Act. LEXIS 887 (May 1, 1975).